KW 3/11/14

14046653

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BREN VENTURES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVENUE, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON BREN (212)644-8899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902	NEW YORK	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, JON BREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREN VENTURES LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President COO

Title

Notary Public

GREGORY V TALAMO
Notary Public - State of New York
NO. 01TA6182777
Qualified in Nassau County
My Commission Expires 3/3/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREN VENTURES LLC

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Bren Ventures LLC
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Bren Ventures LLC (a Delaware limited liability company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bren Ventures LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules number "1" through "4" has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules number "1" through "4" is fairly stated in all material respects in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

New York, NY
February 20, 2014

BREN VENTURES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 60,560
Accounts receivable	422,699
Prepaid expenses	1,014
Total current assets	484,273
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $4,730	2,055
TOTAL ASSETS	$ 486,328

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 15,515
MEMBER'S EQUITY	470,813
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 486,328

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Fee income	$ 650,208
EXPENSES	
Professional and registration fees	65,494
Travel	28,867
Medical insurance	25,601
Meals and entertainment	21,968
Telephone	4,487
Rent	6,000
Office services	2,000
Depreciation expense	1,092
Office expenses	767
Insurance	680
Total expenses	156,956
NET INCOME FOR THE YEAR	$ 493,252

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 493,252
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,092
Changes in assets and liabilities:	
Increase in accounts receivable	(357,562)
Decrease in prepaid expenses	1,430
Decrease in accrued expenses	(7,535)
Total adjustments	(362,575)
Net cash provided by operating activities	130,677
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(125,000)
Net cash used for financing activities	(125,000)
NET INCREASE IN CASH	5,677
CASH – beginning of year	54,883
CASH – end of year	$ 60,560

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

MEMBER'S EQUITY – beginning of year	$ 102,561
NET INCOME FOR THE YEAR	493,252
DISTRIBUTIONS TO MEMBER	(125,000)
MEMBER'S EQUITY –end of year	$ 470,813

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Bren Ventures LLC, a single member limited liability company (the "Company"), was organized on December 27, 2004 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a placement agent by making introductions to institutional investors on behalf of hedge fund managers. It receives fees for making these introductions if the investors make investments with the hedge fund managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance and subject to certain benchmarks. Revenues are recorded on a quarterly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Depreciation:
Property and equipment are depreciated over their estimated useful lives using the straight-line method.

Subsequent events:
Management has evaluated subsequent events through February 20, 2014, which is the date the financial statements were available to be issued.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2013. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements

The Company is subject to New York City Unincorporated Business Taxes, although it does not have any liability for the year ended December 31, 2013. The Company's income tax returns for 2010, 2011, and 2012 are subject to examination by tax authorities, generally for three years after they were filed.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2013, the Company's net capital exceeds such capital requirements by $40,045, and the ratio of aggregate indebtedness ($15,515) to net capital ($45,045) is .3444 to 1.

6. OPERATING LEASE OBLIGATION

The Company conducts its operations from an office that is leased from a related party under a sublease agreement on a month-to-month basis.

7. RELATED PARTY TRANSACTIONS

In addition to leasing one of its offices from a related party, the Company also makes payments to the related sublessor for insurance and office expenses paid on its behalf. The total amount charged by the related party for the aforementioned expenses is $31,601 for the year.

8. CONCENTRATION RISK

All of the Company's revenues are derived from one hedge fund manager.

Schedule "1"

BREN VENTURES LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2013

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 470,813
Less: Nonallowable assets:	
Accounts receivable	422,699
Equipment (net of accumulated depreciation of $4,730)	2,055
Prepaid expenses	1,014
NET CAPITAL	45,045
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 40,045
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 15,515
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,033
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.3444 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

BREN VENTURES LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2013

Net Capital, per Form X-17a-5 as of December 31, 2013	$ 45,045
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$ 45,045

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

BREN VENTURES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2013.

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2013.

See independent auditor's report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of Bren Ventures LLC

In planning and performing our audit of the financial statements of Bren Ventures LLC as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Bren Ventures LLC's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Bren Ventures LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Bren Ventures LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Bren Ventures LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Bren Ventures LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Bren Ventures LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Bren Ventures LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann P.C.

New York, NY
February 20, 2014

HOROWITZ & ULLMANN, P.C.

Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Bren Ventures LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Bren Ventures LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bren Ventures LLC's compliance with the applicable instructions of Form SIPC-7. Bren Ventures LLC's management is responsible for Bren Ventures LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 20, 2014

BREN VENTURES, LLC
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2013

Total revenue	$ 650,208
Deductions:	-
Total revenue, subject to assessment	650,208
Computation of assessment:	
For the year ended December 31, 2013 @.0025	1,626
Less: Payments	(210)
Balance Due	$ 1,416